Exhibit 12.1
TELEFLEX, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Six Months Ended		Year Ended December 31,
	June 27, 2010	June 28, 2009	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before taxes before adjustment for income or loss from equity investees	$109,755	$70,147	$175,532	$128,224	$67,520	$90,203	$94,404
Amortization of capitalized interest	—	22	22	89	145	150	156
Distributed income of equity investees	—	—	350	724	404	603	273
Non-controlling interest loss (income)	(664)	(538)	(1,157)	(747)	(459)	277	504

	$109,091	$69,631	$174,747	$128,290	$67,610	$91,233	$95,337

Fixed charges:
Interest expense	$36,729	$43,786	$83,952	$116,317	$67,930	$40,665	$43,445
Amortization of debt expense	1,890	3,610	5,511	5,330	6,946	1,332	1,071
Interest factor in rents	5,237	5,812	11,624	12,134	13,393	12,950	12,245

Total fixed charges	$43,856	$53,208	$101,087	$133,781	$88,269	$54,947	$56,761

Earnings and fixed charges	$152,947	$122,839	$275,834	$262,071	$155,879	$146,180	$152,098

Ratio of earnings to fixed charges	3.5	2.3	2.7	2.0	1.8	2.7	2.7